Exhibit 99.1

i-80 Gold Releases High-Grade Results from South Pacific Zone at Granite Creek

New Assay Results Include 23.2 g/t Au over 5.3 m, 9.9 g/t Au over 11.9 m & 15.7 g/t Au over 6.6 m

RENO, Nev., Oct. 18, 2022 /CNW/ - i-80 GOLD CORP. (TSX: IAU) (NYSE: IAUX) ("i-80", or the "Company") is pleased to announce results from the final six holes drilled in the successful 2022 surface drill program targeting the high-grade South Pacific Zone at the Company's Granite Creek Property ("Granite Creek" or "the Property") located in Humboldt County, Nevada.

The South Pacific Zone ("SPZ") was discovered in 2021 and is host to high-grade gold mineralization located immediately north of the underground mine workings at Granite Creek (See Figure 1). The 2021/2022 drilling campaigns were very successful in delineating and expanding mineralization in the SPZ with new results continuing to confirm significant upside potential. Hole iGS22-26 is the deepest and most northerly hole drilled to test this horizon, intersecting an impressive 15.7 g/t gold (Au) over 6.6 metres (m), approximately 170 m north of iGS22-05 (16.4 g/t Au over 15.3 m). The SPZ remains wide open for expansion along strike to the north and at depth (see Figure 2).

Highlight new results from 2022 drilling in the South Pacific Zone:

  15.7 g/t Au over 6.6 m (0.46 oz/ton Au over 21.8 feet) in hole iGS22-26
  13.9 g/t Au over 4.6 m (0.41 oz/ton Au over 15.0 feet) in hole iGS22-27
  23.2 g/t Au over 5.3 m (0.68 oz/ton Au over 17.5 feet) in hole iGS22-28
  8.5 g/t Au over 5.6 m (0.25 oz/ton Au over 18.3 feet) including 10.9 g/t Au over 2.3 m (0.32 oz/ton Au over 7.5 feet) in hole iGS22-29
  9.9 g/t Au over 11.9 m (0.29 oz/ton Au over 39.0 feet) including 18.0 g/t Au over 4.8 m (0.53 oz/ton Au over 15.6 feet) in hole iGS22-30

The SPZ is a priority for development and the Company is currently extending the decline to depth in order to provide access to the SPZ on an expedited basis with a target to complete underground drilling and bring the SPZ into the Granite Creek mine plan in 2023. The Company will now complete an updated resource for the underground mineralization at Granite Creek that will be included in a subsequent economic update that is expected to be released in Q1-2023. Table 1 provides a summary of results from the final six holes drilled in the SPZ in 2022. Additional drilling is being planned for 2023 both along strike and at depth to continue resource expansion.

"Drilling in the South Pacific Zone has ended the year on a high note with the final six holes intersecting high-grade gold mineralization over mineable widths and further extending the deposit along strike to the north.", stated Tyler Hill, Senior Geologist of i-80. "The continuity of high-grade mineralization makes the SPZ a priority for development and we look forward to continued expansion drilling in the new year."

High-grade mineralization at Granite Creek occurs in a near-identical geological setting as that at the multi-million-ounce Turquoise Ridge Mine located immediately to the north (see Figure 3); proximal to a major regional fault (the Getchell or Range Front fault) on the eastern edge of the large Osgood Mountains intrusive complex. The Granite Creek deposit remains open at depth and along strike from the existing underground workings.

Table 1 – Summary of New Assay Results from 2022 Surface Drilling in SPZ

2022 Drill Results from Granite Creek, estimated true widths 60-90%
Drillhole ID	Type	From (m)	To (m)	Length (m)	Au (g/t)
iGS22-26	Core	509.3	515.9	6.6	15.7
iGS22-27	Core	464.5	469.1	4.6	13.9
iGS22-28	Core	321.0	325.5	4.5	9.7
And	Core	329.3	334.2	4.9	7.5
And	Core	387.1	390.1	3.0	6.1
And	Core	405.5	410.9	5.3	23.2
iGS22-29	Core	416.7	422.3	5.6	8.5
Including	Core	420.0	422.3	2.3	10.9
iGS22-30	Core	502.6	514.5	11.9	9.9
Including	Core	506.0	510.8	4.8	18.0
iGS22-31A	Core	431.8	433.9	2.1	8.4
And	Core	437.1	438.6	1.5	7.4
And	Core	459.8	461.0	1.2	8.7

Table 1a - Collar Coordinates
UTM	Drillhole ID	East m	North m	Elevation m	Azimuth	Dip
NAD83 Zone 11	iGS22-26	478598	4554481	1553	304	-81
	iGS22-27	478581	4554417	1550	311	-76
	iGS22-28	478339	4554162	1557	338	-64
	iGS22-29	478583	4554235	1466	309	-57
	iGS22-30	478598	4554482	1552	277	-81
	iGS22-31A	478579	4554414	1549	260	-63

Figure 1 – Long Section View (CNW Group/i-80 Gold Corp)

Figure 2 – Surface Plan View (CNW Group/i-80 Gold Corp)

Figure 3 – Property Location Map (CNW Group/i-80 Gold Corp)

The Granite Creek Property is strategically located proximal to Nevada Gold Mines' Turquoise Ridge and Twin Creeks mines at the north end of the Battle Mountain-Eureka Trend, at its intersection with the Getchell gold belt in Nevada.

QAQC Procedures

All samples were submitted to either American Assay Laboratories (AAL) or ALS Minerals (ALS) both of Sparks, NV, which are ISO 9001 and 17025 certified and accredited laboratories, independent of the Company. Samples submitted through AAL and ALS are run through standard prep methods and analysed using FA-Pb30-ICP (Au; 30g fire assay; AAL) and Au-AA23 (Au; 30g fire assay; ALS) and ME-ICP41 (35 element suite; 0.5g Aqua Regia/ICP-AES; ALS). AAL and ALS also undertake their own internal coarse and pulp duplicate analysis to ensure proper sample preparation and equipment calibration. i-80 Gold Corp's QA/QC program includes regular insertion of CRM standards, duplicates, and blanks into the sample stream with a stringent review of all results.

Qualified Person

Tyler Hill, CPG-12146, Senior Geologist, reviewed the technical and scientific information contained in this press release and is a Qualified Person within the meaning of NI 43-101.

About i-80 Gold Corp.

i-80 Gold Corp. is a well-financed, Nevada-focused, mining company with a goal of achieving mid-tier gold producer status through the development of multiple deposits within the Company's advanced-stage property portfolio with processing at i-80's centralized milling facility that includes an autoclave.

Certain statements in this release constitute "forward-looking statements" or "forward-looking information" within the meaning of applicable securities laws, including but not limited to, the expansion or mineral resources at Granite Creek and the potential of the Granite Creek project. Such statements and information involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the company, its projects, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. Such statements can be identified by the use of words such as "may", "would", "could", "will", "intend", "expect", "believe", "plan", "anticipate", "estimate", "scheduled", "forecast", "predict" and other similar terminology, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. These statements reflect the Company's current expectations regarding future events, performance and results and speak only as of the date of this release.

Forward-looking statements and information involve significant risks and uncertainties, should not be read as guarantees of future performance or results and will not necessarily be accurate indicators of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements or information, including, but not limited to: material adverse changes, unexpected changes in laws, rules or regulations, or their enforcement by applicable authorities; the failure of parties to contracts with the company to perform as agreed; social or labour unrest; changes in commodity prices; and the failure of exploration programs or studies to deliver anticipated results or results that would justify and support continued exploration, studies, development or operations.

www.i80gold.com

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For further information: Ewan Downie - CEO; Matt Gili - President & COO; Matthew Gollat - EVP Business & Corporate Development, 1.866.525.6450, Info@i80gold.com

CO: i-80 Gold Corp

CNW 06:00e 18-OCT-22